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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-47072

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bengur Bryan, & Co., Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

SEC Mail Processing Section
JAN 29 2020
Washington DC
413

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

509 S. Exeter Street, Suite 210
(No. and Street)

Baltimore (City) MD (State) 21202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles A. Bryan 443-573-3033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsenAllen, LLP
(Name – *if individual, state last, first, middle name*)

1966 Greenspring Drive, Suite 300 (Address) Timonium (City) MD (State) 21093 (Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
JAN 29 2020
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles A. Bryan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bengur Bryan & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Lisa D Exter
Notary Public
Harford County
State of Maryland
Commission Exp: 4/6/2018

Signature

President
Title

County of Harford
State of Maryland

The foregoing instrument was acknowledged before me this 5th day of April, 2018 by Charles A. Bryan.

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3*

BENGUR BRYAN & CO., INC.
Baltimore, Maryland

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2017



CliftonLarsonAllen

CliftonLarsonAllen LLP
CLAconnect.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.
Baltimore, Maryland

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bengur Bryan & Co. Inc. (the "Company") as of December 31, 2017, and the related statements of comprehensive income, changes in stockholders' equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Exhibit A of Rule 15c3-3 (exemption)), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Board of Directors and Stockholders
Bengur Bryan & Co. Inc.

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information (Schedule I, Computation of Net Capital Under Rule 15c3-1; Schedule II, Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3 (exemption); Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (exemption)), is fairly stated, in all material respects, in relation to the financial statements as a whole.



CliftonLarsonAllen LLP

We have served as the Company's auditor since 2010.

Baltimore, Maryland
February 26, 2018

TABLE OF CONTENTS

PAGE

FINANCIAL STATEMENTS

BENGUR BRYAN & CO., INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash and cash equivalents	$ 767,388
Accounts receivable	26,140
Prepaid expenses	4,434
Investments	23,049
Office furniture and equipment, net of accumulated depreciation of $5,348	-
TOTAL ASSETS	$ 821,011

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accrued expenses	$ 15,100
Total liabilities	15,100
STOCKHOLDERS' EQUITY	
Common stock, $.10 par value; 999,950 shares authorized; 1,000 shares issued and outstanding	100
Additional paid-in capital	25,400
Retained earnings	764,567
Stock subscription receivable	(2,405)
Accumulated other comprehensive income	18,249
Total stockholders' equity	805,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 821,011

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2017

REVENUE	
Fee income	$ 5,921,079
Interest income	2,733
Total revenue	5,923,812
EXPENSES	
Consulting fees	3,148,126
Employee compensation and benefits	620,902
Occupancy	16,275
Other expenses	478,696
Total expenses	4,263,999
NET INCOME	1,659,813
OTHER COMPREHENSIVE INCOME	
Unrealized gain on marketable securities	2,913
COMPREHENSIVE INCOME	$ 1,662,726

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings	Stock Subscriptions Receivable	Accumulated Other Comprehensive Income
BALANCE, JANUARY 1, 2017	$ 100	$ 25,400	$ 316,840	$ (2,405)	$ 15,336
Net income	-	-	1,659,813	-	-
Distributions to stockholders	-	-	(1,212,086)	-	-
Unrealized gain on marketable securities	-	-	-	-	2,913
BALANCE, DECEMBER 31, 2017	$ 100	$ 25,400	$ 764,567	$ (2,405)	$ 18,249

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,659,813
Adjustments to reconcile net income to net cash provided by operating activities:	
Effects of changes in operating assets and liabilities:	
Accounts receivable	19,077
Net cash provided by operating activities	1,678,890
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to stockholders	(1,212,086)
NET INCREASE IN CASH AND CASH EQUIVALENTS	466,804
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	300,584
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 767,388

The accompanying notes are an integral part of the financial statements.

BENGUR BRYAN & CO., INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Bengur Bryan & Co., Inc. (the Company), is a Maryland corporation that is an investment banking firm primarily providing private placement, merger and acquisition and other financial advisory services to corporations. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company claims exemption from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

The Company has made estimates and assumptions relating to the reporting of assets and liabilities and their related disclosures to prepare these financial statements in conformity with generally accepted accounting principles. These estimates also affect the reported amounts of revenues and expenses during the period presented. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, cash and cash equivalents includes all highly liquid investments with maturities of three months or less at the time of purchase.

Fee Revenue

The Company recognizes revenues primarily in two ways. First, the Company receives consulting fees for rendering financial advisory services to its clients. Consulting fees can either be charged as an agreed to hourly rate or as a negotiated fixed amount. Consulting fees are recorded as revenue as financial advisory services are performed. Second, the Company typically receives a success fee upon the completion of a transaction for which it has provided financial advisory services. A success fee is usually based on a percentage of the total consideration paid in the transaction. Success fee revenue is recorded when all contingencies are cleared and amounts to be received are finalized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Account receivables result from charges for services to customers. Accounts are regularly assessed for collectability and allowances are established for doubtful accounts. The allowance is increased by a charge to bad debt expense, and reduced by charge-offs, net of recoveries. As of December 31, 2017, management believes that all accounts are fully collectible and there is no allowance for doubtful accounts.

Fixed Assets and Depreciation

Office furniture and equipment are recorded at cost less accumulated depreciation. All office furniture and equipment over $5,000 is capitalized. Depreciation of furniture and equipment is computed using the straight-line method generally over an estimated useful life of five years. Depreciation expense for the year ended December 31, 2017 was $0.

Investments

Investments that management believes may be sold prior to maturity are classified as available-for-sale securities. Securities held in this category are stated at fair value. Any unrealized gains or losses on these securities are excluded from income and are reported as the other comprehensive income component of stockholders' equity. Gains and losses on disposal are determined using the specific identification method.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

Comprehensive Income

Comprehensive income includes net income and certain other changes to stockholders' equity including unrealized gains and losses on securities classified as available-for-sale. At December 31, 2017, accumulated other comprehensive income consisted entirely of net unrealized gains on securities available-for-sale.

Income Taxes

The Company, with the consent of its stockholders, has elected to be taxed under sections of federal and state income tax law as an S Corporation. As a result of this election, no income taxes are paid by the Company. Instead, the stockholders separately pay tax on their pro rata shares of the Company's income, deductions, losses and credits.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued amended guidance to clarify the principles for recognizing revenue from contracts with customers. The guidance requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those goods or services. The guidance also requires expanded disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. Additionally, qualitative and quantitative disclosures are required regarding customer contracts, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The guidance will initially be applied retrospectively using one of two methods. The standard will be effective for the entity for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted beginning for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is evaluating the impact of the amended revenue recognition guidance on its financial statements.

In February 2016, the FASB issued amended guidance for the treatment of leases. The guidance requires lessees to recognize a right-of-use asset and a corresponding lease liability for all operating and finance leases with lease terms greater than one year. The guidance also requires both qualitative and quantitative disclosures regarding the nature of the entity's leasing activities. The guidance will initially be applied using a modified retrospective approach. The amendments in the guidance are effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is evaluating the impact of the amended lease guidance on its financial statements.

There have been no other newly issued or newly applicable accounting pronouncements that have, or are expected to have, a significant impact on the Company's financial statements.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and temporary investments in one commercial bank in Baltimore, Maryland. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash and temporary investments held by the bank were $771,415 at December 31, 2017, of which $765,116 was invested money market funds and not insured under FDIC limits.